Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios	2014	2013	2012	2011	2010
Fixed charges:
Interest expense including
amortization of debt discount	$561	$526	$535	$572	$602
Portion of rentals representing an interest factor	101	121	132	135	136
Total fixed charges	$662	$647	$667	$707	$738
Earnings available for fixed charges:
Net income	$5,180	$4,388	$3,943	$3,292	$2,780
Equity earnings net of distributions	(59)	(57)	(55)	(38)	(44)
Income taxes	3,163	2,660	2,375	1,972	1,653
Fixed charges	662	647	667	707	738
Earnings available for fixed charges	$8,946	$7,638	$6,930	$5,933	$5,127
Ratio of earnings to fixed charges	13.5	11.8	10.4	8.4	6.9